EXHIBIT 21.1
SUBSIDIARIES OF POLYPORE, INC.

Name of Subsidiary	State or jurisdiction of Incorporation or Organization

Celgard K.K	Japan
Celgard, LLC	Delaware
Daramic (Shanghai) Battery Separators Co., Ltd.	China
Daramic (Thailand) Limited	Thailand
Daramic Asia, Inc.	Delaware
Daramic Group International, Inc.	U.S. Virgin Islands
Daramic Holding S.A.	France
Daramic International, Inc.	Delaware
Daramic S.A.	France
Daramic S.r.l	Italy
Daramic Separadores de Baterias Ltda.	Brazil
Daramic, LLC	Delaware
Membrana GmbH	Germany
Polypore Acquisition GmbH	Germany
Polypore B.V	Netherlands
Polypore C.V.	Netherlands
Separatorenerzeugung GmbH	Austria
Separatorenerzeugung Holding GmbH	Austria